Exhibit 99.1

ATA Creativity Global Reports First Quarter 2023 Financial Results

Conference Call on Thursday, May 11, 2023, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, May 11, 2023 (NY)/ May 12, 2023 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter ended March 31, 2023 (“First Quarter 2023”).

First Quarter 2023 Highlights

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During First Quarter 2023, student enrollment was 1,097, an increase of 10.0% from 997 in the prior-year period. Excluding the 171 enrollments from the foreign language training business ACG disposed of in Third Quarter 2022, student enrollment increased by 271 compared to the prior-year period. Of the 1,097 students, 648 were enrolled in ACG’s portfolio training programs. Approximately 27,630 credit hours were delivered during First Quarter 2023, compared to 27,494 in the prior-year period.

•	First Quarter 2023 net revenues of RMB42.3 million (US$6.2 million), compared to RMB42.1 million in the prior-year period.

•

First Quarter 2023 net loss attributable to ACG of RMB17.8 million (US$2.6 million), compared to RMB15.9 million in the prior-year period. This was primarily due to increased sales expenses related to performance bonuses awarded in line with the enrollment growth during the period.

•	RMB65.6 million (US$9.6 million) in cash and cash equivalents as of March 31, 2023.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to enter 2023 with all 21 training centers open and serving our students across China as the public health situation improved. We reported stable revenues for First Quarter 2023, driven by revenue contributions primarily from portfolio training services and overseas study counselling services. Student enrollment increased 10.0% from the prior-year period due to increased demand for our portfolio training programs during the quarter, particularly the more flexible project-based programs. We are also thrilled to see a high level of student interest in our overseas summer programs, which will resume for the first time since the pandemic began in 2020. We recently introduced ACG’s new logo and motto ‘Beyond the Difference’, which aims to describe our goal of helping students find the courage and determination within themselves to be their authentic selves and embrace original thought and expression. We have always prided our Company on being an innovative, forward-thinking organization, and we hope to instill in our students a love for creativity and sharing of ideas amongst different people from different places and life circumstances. ACG is committed to providing our students with a complete educational experience in the creative arts, and we look forward to continuing to expand our portfolio of offerings.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “We are optimistic about the year ahead as increased enrollment and sales in First Quarter 2023 are leading positive indicators for our business. We are currently preparing for our summer overseas travel programs and have started to enroll students for these summer camps primarily in Europe and in the U.K. We are thrilled to be offering these programs again, which aim to inspire students’ creative thinking through an immersive study environment while taking classes at overseas art institutes. The courses we expect to offer will be customized for students at various stages of study, and we are working closely with our longstanding partners to ensure this summer is a valuable and memorable experience for all students.”

Operating Review

Enrollment Update

ACG student enrollment for First Quarter 2023 was 1,097, of which 648 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 27,630 credit hours were delivered for portfolio training programs during First Quarter 2023, of which 9,768 credit hours were delivered for time-based programs and 17,862 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for First Quarter 2023, compared to those for the prior-year period:

	First Quarter Ended Mar. 31, 2023	First Quarter Ended Mar. 31, 2022	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	9,768	13,070	(25.3%)
Project-based Program	17,862	14,424	23.8%

Total	27,630	27,494	0.5%

During First Quarter 2023, 449 students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

First Quarter 2023 Financial Review – GAAP Results

ACG’s total net revenues for First Quarter 2023 were RMB42.3 million (US$6.2 million), compared to RMB42.1 million in the prior-year period, primarily due to an RMB1.0 million increase in revenues from overseas study counselling services, partially offset by an RMB0.9 million decrease in revenues from other educational services, which was primarily related to the disposal of majority equity interests in a former subsidiary during Third Quarter 2022 that operated ACG’s foreign language training business. Revenues from portfolio training programs were RMB27.3 million, or 64.6% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB15.0 million, or 35.4% of total net revenues, during the period.

Gross profit for First Quarter 2023 was RMB18.8 million (US$2.7 million), compared to RMB19.3 million in the prior-year period. Gross margin was 44.3% during the period, compared to 45.7% in the prior-year period. The decrease in gross margin was primarily due to increased cost of services related to higher compensation expenses incurred for certain teaching staff who were further engaged to enhance the efficiency and quality of service delivery, an initiative that began in the second quarter of 2022.

Total operating expenses for First Quarter 2023 were RMB40.1 million (US$5.8 million), compared to RMB38.0 million in the prior-year period. The increase was mainly driven by increased sales expenses related to performance bonuses awarded in line with the enrollment growth during the period.

Loss from operations for First Quarter 2023 was RMB21.3 million (US$3.1 million), compared to RMB18.8 million in the prior-year period, primarily as a result of the increased sales expenses mentioned above.

Net loss attributable to ACG for First Quarter 2023 was RMB17.8 million (US$2.6 million), compared to RMB15.9 million in the prior-year period.

For First Quarter 2023, basic and diluted losses per common share attributable to ACG were both RMB0.28 (US$0.04), compared to RMB0.25 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.56 (US$0.08), compared to RMB0.50 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2023, which excludes share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP), was RMB17.2 million (US$2.5 million), compared to adjusted net loss of RMB15.6 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for First Quarter 2023, were RMB0.27 (US$0.04). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for First Quarter 2023 were RMB0.54 (US$0.08).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2023 were 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2023, ACG’s cash and cash equivalents were RMB65.6 million (US$9.6 million), working capital deficit was RMB243.7 million (US$35.5 million), and total shareholders’ equity was RMB126.3 million (US$18.4 million); compared to cash and cash equivalents of RMB55.0 million, working capital deficit of RMB227.3 million, and total shareholders’ equity of RMB143.5 million, respectively, as of December 31, 2022.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, May 11, 2023 (9 a.m. Beijing time on Friday, May 12, 2023), during which management will discuss the results of the first quarter ended March 31, 2023.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=y8MXEwdY.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A Q&A session will follow management’s prepared remarks. We welcome investor questions submitted by email in advance to the investor contacts listed below and ask individuals to please specify whether they would like to have their names and/or firms shared during the live Q&A session.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities, including initiatives taken by ACG as China’s public health situation has improved; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services; and the impact of the COVID-19 pandemic on ACG and its operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2022, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2023, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8676 to US$1.00, the noon buying rate as of March 31, 2023, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	54,980,199	65,636,833	9,557,463
Accounts receivable, net	5,852,038	429,845	62,590
Prepaid expenses and other current assets	4,430,285	7,024,818	1,022,893
Total current assets	65,262,522	73,091,496	10,642,946

Long-term investments	38,000,000	38,000,000	5,533,228
Property and equipment, net	32,760,976	31,679,601	4,612,907
Intangible assets, net	76,119,444	71,811,111	10,456,508
Goodwill	196,289,492	196,289,492	28,581,963
Other non-current assets	28,415,794	29,258,932	4,260,430
Right-of-use assets	37,616,541	35,098,884	5,110,793
Total assets	474,464,769	475,229,516	69,198,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	55,904,510	55,663,198	8,105,187
Lease liabilities-current	16,920,429	16,769,674	2,441,854
Deferred revenues	219,717,574	244,386,057	35,585,366

Total current liabilities	292,542,513	316,818,929	46,132,407

Lease liabilities-non-current	19,528,763	16,633,699	2,422,054
Deferred income tax liabilities	18,879,303	15,491,748	2,255,773

Total liabilities	330,950,579	348,944,376	50,810,234

Shareholders’ equity:
Common shares	4,720,147	4,720,147	687,307
Treasury shares	(8,626,894)	(8,511,943)	(1,239,435)
Additional paid-in capital	542,058,092	542,496,425	78,993,597
Accumulated other comprehensive loss	(37,003,085)	(37,052,707)	(5,395,292)
Accumulated deficit	(358,048,927)	(375,800,943)	(54,720,855)

Total shareholders’ equity attributable to ACG	143,099,333	125,850,979	18,325,322

Non-controlling interests	414,857	434,161	63,219

Total shareholders’ equity	143,514,190	126,285,140	18,388,541

Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	474,464,769	475,229,516	69,198,775

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	USD
Net revenues	42,138,629	42,318,375	6,162,033
Cost of revenues	22,867,238	23,559,317	3,430,502

Gross profit	19,271,391	18,759,058	2,731,531
Operating expenses:
Research and development	1,683,070	956,105	139,220
Sales and marketing	14,652,264	18,586,014	2,706,333
General and administrative	21,713,488	20,563,305	2,994,249

Total operating expenses	38,048,822	40,105,424	5,839,802

Other operating income, net	5,505	—	—

Loss from operations	(18,771,926)	(21,346,366)	(3,108,271)
Other income (expense):
Interest income, net of interest expenses	209,165	226,151	32,930
Foreign currency exchange gains (losses), net	1,191	(52)	(8)

Loss before income taxes	(18,561,570)	(21,120,267)	(3,075,349)
Income tax benefit	(2,130,312)	(3,387,555)	(493,266)

Net loss	(16,431,258)	(17,732,712)	(2,582,083)

Net income (loss) attributable to non-controlling interests	(577,382)	19,304	2,811
Net loss attributable to ACG	(15,853,876)	(17,752,016)	(2,584,894)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(34,488)	(49,622)	(7,226)

Comprehensive loss attributable to ACG	(15,888,364)	(17,801,638)	(2,592,120)

Basic and diluted losses per common share attributable to ACG	(0.25)	(0.28)	(0.04)
Basic and diluted losses per ADS attributable to ACG	(0.50)	(0.56)	(0.08)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31, 2022	March 31, 2023
	RMB	RMB
GAAP net loss attributable to ACG	(15,853,876)	(17,752,016)
Share-based compensation expenses	234,690	553,284
Foreign currency exchange losses (gains), net	(1,191)	52

Non-GAAP adjusted net loss attributable to ACG	(15,620,377)	(17,198,680)
GAAP losses per common share attributable to ACG
Basic and diluted	(0.25)	(0.28)
Non-GAAP adjusted losses per common share attributable to ACG
Basic and diluted	(0.25)	(0.27)